					Exhibit 12.1

GREAT PLAINS ENERGY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year to Date
	September 30
	2006	2005	2004	2003	2002	2001
	(thousands)
Income (loss) from continuing operations	$90,680	$164,209	$173,535	$189,702	$136,702	$(28,428)
Add
Minority interests in subsidiaries	-	7,805	(2,131)	(1,263)	-	(897)
Equity investment (income) loss	1,047	434	1,531	2,018	1,173	(23,641)
Income subtotal	91,727	172,448	172,935	190,457	137,875	(52,966)

Add
Taxes on income	36,683	39,691	54,451	78,565	51,348	(34,672)
Kansas City earnings tax	664	498	602	418	635	583
Total taxes on income	37,347	40,189	55,053	78,983	51,983	(34,089)

Interest on value of leased property	3,100	6,229	6,222	5,944	7,093	10,679
Interest on long-term debt	46,837	64,349	66,128	58,847	65,837	83,549
Interest on short-term debt	6,500	5,145	4,837	5,442	6,312	9,915
Mandatorily Redeemable Preferred
Securities	-	-	-	9,338	12,450	12,450
Other interest expense and amortization	3,836	5,891	13,563	3,912	3,760	5,188

Total fixed charges	60,273	81,614	90,750	83,483	95,452	121,781

Earnings before taxes on
income and fixed charges	$189,347	$294,251	$318,738	$352,923	$285,310	$34,726

Ratio of earnings to fixed charges	3.14	3.61	3.51	4.23	2.99	(a )

(a)	An $87.1 million deficiency in earnings caused the ratio of earnings to fixed charges to be less than a one-to-one coverage. A $195.8 million net write-off before income taxes related to the bankruptcy filing of DTI was recorded in 2001.